Issuer Pixel, Inc.
Balance Sheet
December 2021 and 2020

<u>ASSETS</u>

			2021		2020
CURRENT ASSETS					
Cash		$	36,880	$	377
Prepaid Expenses			-		4,250
TOTAL CURRENT ASSETS			36,880		4,627
NON-CURRENT ASSETS					
Patent Costs			6,873		6,873
TOTAL NON-CURRENT ASSETS			6,873		6,873
TOTAL ASSETS		$	43,753	$	11,500

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

			2021		2020
CURRENT LIABILITIES					
Accrued Expenses and Other Current Liabilities		$	498,833	$	-
TOTAL CURRENT LIABILITIES			498,833		-
SHAREHOLDERS' EQUITY					
Common Stock-Class A	(25,000,000 authorized; XX,XXX,XXX issued; $.001 par vaule)		14,022		12,120
Common Stock-Class B	(25,000,000 authorized; XX,XXX,XXX issued; $.001 par vaule)		185		50
Additional Paid in Capital			335,895		38,971
Retained Earnings (Deficit)			(39,641)		-
Net income			(765,542)		(39,641)
TOTAL SHAREHOLDERS' EQUITY			(455,081)		11,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	43,753	$	11,500

Issuer Pixel, Inc.
Income Statement
For Years Ended: December 2021 and 2020

		2021		2020
OPERATING EXPENSES				
General and Administrative	$	244,272	$	39,141
Compensation		498,833		500
Advertising		22,437		-
TOTAL OPERATING EXPENSES		765,542		39,641
NET LOSS FROM OPERATIONS		(765,542)		(39,641)
NET LOSS	$	(765,542)	$	(39,641)
Weighted Avg Common Shares Outstanding		14,207,553		12,170,246
NET LOSS PER SHARE	$	(0.054)	$	(0.003)

Issuer Pixel, Inc.
Statement of Cash Flows
For Years Ended: December 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) for the Period	$ (765,542)	$ (39,641)
Change in Prepaid Expenses	4,250	(4,250)
Issuance of Stock as Equity Based Compensation	-	39,141
Changes in assets and liabilities:		
Accounts payable and accrued expenses	498,833	-
Net Cash Flows From Operating Activities	(262,459)	(4,750)
Cash Flows From Investing Activities		
Capitalization of Intangibles	-	(6,873)
Net Cash Flows From Investing Activities	-	(6,873)
Cash Flows From Financing Activities		
Issuance of Common Stock	298,962	12,000
Net Cash Flows From Financing Activities	298,962	12,000
Cash at Beginning of Year	377	-
Net Increase (Decrease) in Cash	36,503	377
Cash at End of Year	$ 36,880	$ 377

	Common Stock				Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	Class A		Class B				
	Number	Amount	Number	Amount			
Balance at Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	12,000,000	12,000					12,000
Issuance of Stock-Equity Based Compensation	120,246	120	50,000	50	38,971		39,141
Net Income/(Loss)						(39,641)	(39,641)
Balance at December 31, 2020	12,120,246	$ 12,120	50,000	$ 50	$ 38,971	$ (39,641)	$ 11,500
Issuance of Stock	1,901,965	1,902	135,343	135	296,924		298,961
Issuance of Stock-Equity Based Compensation							-
Net Income/(Loss)						(765,542)	(765,542)
Balance at December 31, 2021	14,022,211	$ 14,022	185,343	$ 185	$ 335,895	$ (805,183)	$ (455,081)

See notes to consolidated financial statements